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B. G. Minisman, Jr.

Direct Dial: (205) 250-8305

Direct Fax: (205) 488-3705

E-Mail Address:bminisman@bakerdonelson.com

March 4, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ada D. Sarmento

Ms. Suzanne Hayes

Re:	Atrion Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

File No. 001-32982

Dear Ms. Sarmento and Ms. Hayes:

On behalf of our client, Atrion Corporation (the “Company”), we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 19, 2020 (the “Comment Letter”) with respect to the Company’s Form 10-K for its fiscal year ended December 31, 2018 (the “Form 10-K”) filed with the Commission on February 26, 2019.

For the convenience of the Staff, we have set forth the comment in the Comment Letter in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business

Patents and License Agreements, page 3

1.	We note that your proposed disclosure indicates that a patent for a material product will expire in August 2022. Please disclose the material product, how you expect the loss of patent protection to impact your sales of this product and your business and how the company intends to handle the loss of patent protection.

Ms. Sarmento and Ms. Hayes

March 4, 2020

Response:

In response to the Staff’s comment, please be advised that the Company has substantially revised the disclosure relating to Intellectual Property from that included in the Form 10-K for the year ended December 31, 2018 filed February 26, 2019 (under the caption “Patents and License Agreements”) as well as that set forth in my February 11 letter responding to your January 28, 2020 letter. The discussion has been expanded to set forth a number of factors that mitigate or eliminate the impact from the loss of patent protection for the Company. Although the Company has not, for competitive reasons, included in the revised disclosure the name of the product for which patent protection will expire in August 2022, the factors listed in the new disclosure apply to that product as well as the conclusion as to the expiration of patent protection set forth in the penultimate sentence of the first paragraph. Although we were not able to get this response letter to you before filing the Company’s Form 10-K for 2019 which was due on March 2, we called you before filing (and left a voicemail message) to alert you to the filing and the approach that the Company has taken with respect to its Intellectual Property disclosure.

The following is the disclosure respecting Intellectual Property that has been included in the Form 10-K filed on March 2, 2020:

Intellectual Property

Our success may depend in part on our ability to protect our intellectual property, and we rely partly on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property interests. We own 331 patents and patent applications pending on products that are currently being sold by us or which we intend to sell in the future, 85 of which relate to fluid delivery products, 13 of which relate to cardiovascular products, 77 of which relate to ophthalmology products, and 146 of which relate to other products. We pay royalties to an outside party under a license agreement for one patent. Our patents expire at various times over the next 18 years, with patent protection for one current material product expiring in August 2022. Patent protection for no other material product ends in the current decade. In assessing the importance of patents to our business and the impact of the expirations of our patents, we believe it is appropriate to take into account a number of factors, including the following: We have contractual commitments for certain products that extend beyond the expiration dates of our patents. Additionally, many of our products are components in other medical devices and the cost of those components is generally very small compared to the cost of those medical devices. As a result, the manufacturers of those medical devices and their customers would likely experience an elaborate technical and regulatory process that could add significant costs and delays to substitute alternative components and may not be cost effective, thus making it difficult for our potential competitors to replace our components in those medical devices. We manufacture our own products, and that experience has been and is expected to continue to be beneficial to us beyond the expiration of our patents. During the life of a patent, we frequently invest in automation to increase quality and reduce cost, and we allocate resources to improving and developing enhancements to our products. Our experience has been that these steps increase the likelihood that we will be able to compete effectively after our patents expire if others try to duplicate our products. We have often been able to sell our products for many years beyond their patent expirations and expect that to continue in the future. However, we recognize that our future growth depends, in part, on our success in continuing to expand our patent portfolio as older patents expire. Much of our research and development effort is aimed at developing new products that will eventually take the place of our currently patented products. For these reasons, as well as others, we believe that no single patent expiration would have a material adverse effect on our business as a whole. We also have a number of trademark registrations that are generally for fixed but renewable terms.

Ms. Sarmento and Ms. Hayes

March 4, 2020

We have developed technical knowledge which, although non-patentable, we consider to be significant in enabling us to compete. We have entered into agreements with key employees prohibiting them from disclosing any of our trade secrets or other confidential information. In addition, generally these agreements also provide that inventions or discoveries relating to our business by these individuals will be assigned to us and become our sole property.

The medical device industry is characterized by extensive intellectual property litigation, and companies in this industry sometimes use intellectual property litigation to gain a competitive advantage. Intellectual property litigation, regardless of outcome, is often complex and expensive, and the outcome of this litigation is generally difficult to predict.

Additionally, the Company has strengthened its risk factor relating to patents and other intellectual property from that set forth in the Company’s Form 10-K for 2018. The text of the risk factor included in the Form 10-K filed on March 2, 2020 is as follows:

Our success is measured in part by our ability to develop patentable products, to preserve our trade secrets and operate without infringing or violating the proprietary rights of third parties.

Our ability to remain competitive is dependent, in part, upon our ability to protect our intellectual property rights and prevent other companies from using our intellectual property. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws and confidentiality agreements. However, these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Additionally, these measures may not prevent competitors from duplicating our products or gaining access to our proprietary information and technology. Third parties may copy all or portions of our products or otherwise use our intellectual property without authorization, and we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions, all of which could have an adverse effect on our business, operations, or financial condition. Others may challenge the validity of any patents issued to us, and we could encounter legal and financial difficulties in enforcing our patent rights against infringers. In addition, there can be no assurance that other technologies cannot or will not be developed or that patents will not be obtained by others which would render our patents less valuable or obsolete. Our patents expire at various times over the next 18 years. Once patents expire, some customers may not continue to purchase from us, opting for competitive copies instead. In such event, our sales and profits could decline substantially. During the terms of our patents, third parties may develop similar or superior technology independently or by designing around our patents. Additionally, if we do not develop and launch new products prior to the expiration of patents or before the demand for our existing products declines, our sales and profits could be adversely affected.

Ms. Sarmento and Ms. Hayes

March 4, 2020

We have developed technical knowledge which, although non-patentable, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We have entered into agreements with key employees prohibiting them from disclosing any of our trade secrets or other confidential information. In addition, generally these agreement also provide that inventions or discoveries relating to our business by these individuals will be assigned to us and become our sole property. We cannot assure you that the enforceability of these agreements will not be challenged or that our trade secrets will not become known to, or be independently developed by, our competitors.

The medical device industry is characterized by extensive intellectual property litigation, and companies in the medical device industry sometimes use intellectual property litigation to gain a competitive advantage. Intellectual property litigation, regardless of outcome, is often complex and expensive, and the outcome of this litigation is generally difficult to predict. An adverse determination in any such proceeding could subject us to significant liabilities to third parties or require us to seek licenses from third parties or pay royalties that may be substantial. Furthermore, there can be no assurance that necessary licenses would be available to us on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Ms. Sarmento and Ms. Hayes

March 4, 2020

We hope that the foregoing is responsive to the Staff’s comment. If you have any questions or comments about this letter or need further information, please call the undersigned at (205) 250-8305.

Sincerely yours,

/s/ B. G. Minisman, Jr.

B. G. MINISMAN, JR.

cc: Jeffery Strickland, Chief Financial Officer, Atrion Corporation